Exhibit 21

List of Subsidiaries

Subsidiaries	Incorporated in	Percentage Ownership
Logic Express Ltd.	British Virgin Islands	100.00%
Shandong Taibang Biologic Products., Ltd	PRC	82.76%
Xia Jin Plasma Company	PRC	82.76%
He Ze Plasma Company	PRC	82.76%
Yang Gu Plasma Company	PRC	82.76%
Zhang Qiu Plasma Company	PRC	82.76%
Qi He Plasma Company	PRC	82.76%
Huan Jiang Plasma Company	PRC	82.76%
Fang Cheng Plasma Company	PRC	66.21%
Shandong Missile Medical Company	PRC	82.76%
Pu Bei Plasma Company	PRC	82.76%